UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 18)*

AVALON HOLDINGS CORPORATION

(Name of Issuer)

AVALON HOLDINGS CORPORATION CLASS A COMMON STOCK

(Title of Class of Securities)

05343P109

(CUSIP Number)

ANIL CHOUDARY NALLURI, MD, INC PERSONAL, PENSION, AND IRA & PARVATI NALLURI

5500 Market St. Ste. 128

Youngstown, Ohio 44512

(330) 783-1147

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

2-28-2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Check the following box if a fee is being paid with the statement ☒. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05343P109	PAGE 2 OF 2 PAGES

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person ANIL CHOUDARY NALLURI, MD, INC PERSONAL, PENSION AND IRA & PARVATI NALLURI 34-1299073
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization OHIO, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 100% 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 631553
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 19.79%
14.	Type of Reporting Person* IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

Date Bought	Quantity	Price	Net Amount
7/11/2012	100	$3.82	382.00
7/11/2012	2000	$3.84	7,685.00
7/12/2012	100	$3.65	375.00
7/12/2012	204	$3.84	793.36
7/12/2012	201	$3.85	773.85
7/13/2012	387	$4.00	1,558.00
7/13/2012	400	$3.98	1,592.00
7/13/2012	1000	$4.00	4,010.00
7/13/2012	100	$4.00	399.99
7/31/2012	100	$3.58	363.00
7/31/2012	100	$3.58	362.27
8/7/2012	100	$3.85	390.00
8/7/2012	225	$3.84	862.88
8/9/2012	900	$3.80	3,420.00
8/9/2012	100	$3.72	382.00
8/9/2012	36	$3.99	143.64
8/9/2012	364	$3.85	1,406.40
8/9/2012	300	$3.85	1,159.85
8/9/2012	37	$3.83	146.71
8/9/2012	300	$4.00	1,200.00
8/9/2012	290	$3.85	1,116.50
8/9/2012	173	$3.84	664.32
8/9/2012	300	$3.84	1,152.00
8/9/2012	300	$3.83	1,154.00
8/9/2012	500	$3.82	1,914.90
8/10/2012	200	$3.89	778.00
8/10/2012	300	$3.90	1,179.97
8/10/2012	100	$3.89	393.90
8/10/2012	100	$3.90	400.00
8/13/2012	300	$4.00	1,205.00
8/14/2012	300	$4.07	1,221.00
8/14/2012	700	$4.09	2,873.00
8/14/2012	400	$4.08	1,632.00
8/15/2012	1300	$4.12	5,366.00
8/16/2012	1234	$4.18	5,168.12
8/24/2012	260	$3.88	1,013.20
8/24/2012	500	$3.89	1,949.75
8/24/2012	138	$3.89	541.75

Symbol: AWX

Date Sold	Quantity	Price	Net Amount
2/27/2013	300	$4.03	$1,203.97
2/27/2013	300	$4.04	$1,207.72
2/27/2013	300	$4.03	$1,203.97
2/28/2013	500	$4.05	$2,017.45
2/28/2013	245	$4.03	$987.32
2/28/2013	255	$4.04	$1,025.17